

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2025

Igal Zamir
Chief Executive Officer
TAT TECHNOLOGIES LTD
5 Hamelacha St.
Netanya, Israel 4250540

> **Re: TAT TECHNOLOGIES LTD**
> **Draft Registration Statement on Form F-3**
> **Submitted on March 26, 2025**
> **CIK 0000808439**

Dear Igal Zamir:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Guy Ben-Ami